HireJoe, Inc.



ANNUAL REPORT

303 S Broadway #493

Denver, CO 80209

0

www.propertyrepair.co

This Annual Report is dated December 15, 2021.

BUSINESS

HireJoe, Inc, dba PropertyRepair provides maintenance services and support for the often over-worked and under-staffed residential property manager.

We also offer an efficient and transparent environment for experienced maintenance technicians to take on repair projects. All PropertyRepair techs utilize our Scheduler tool for seamless scheduling and tracking of work order requests.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

We increased margins by increasing our billable rate to the customer. We also focused on serving our biggest customer with additional services, including adding a licensed electrician to our team of technicians and increasing our geographic coverage area.

We also added a customer in San Diego in California.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $10,372.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The short term liabilities / credit card debt covers materials purchases for projects, upwork contractor fees and some recurring software subscriptions payments.

Long term liabilities include PPP loan for $7,000 that was forgiven in 2021 and $16,800 EIDL loan that's helped support working capital costs as we've invested in getting new customers and repair technicians in new areas.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Rarity
John Rarity's current primary role is with HireJoe, Inc. John currently services 40-50 hours per week.

Positions and offices currently held with the issuer:
Position: President, CEO, Secretary
Dates of Service: September 2017 - present
Responsibilities:
John manages all day-to-day operations. He manages all projects, sources and on-boards new repair technicians, on-boards new customers, handles accounts receivables, manages the companies proprietary software and oversees one project coordinator, bookkeeper, marketing manager and software developer (all contractors).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common
Member Name/Stockholder Name: John Rarity
Amount and nature of Beneficial ownership: Voting
Percent of class: 89.9%

Title of class: Common
Member Name/Stockholder Name: Paul Wagner
Amount and nature of Beneficial ownership: Voting
Percent of class: 3.6%

RELATED PARTY TRANSACTIONS

Names of 20% owners: John Rarity
Relationship to Company: President, CEO, Secretary
Nature / amount of interest in the transaction: 89.9%
Material Terms:

OUR SECURITIES

Our authorized capital stock consists of 1,563,940 shares of common stock, par value $0 per share. As of December 31, 2020, 1,563,940 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
Voting Rights (of this security)
The holders of shares of the Company's common stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Dividend Rights
Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available
therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the

foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for our services, people think they are a better option than the competition and we have priced our services at a level that allows the company to make a profit and still attract business.

Our new products could fail to achieve the sales traction we expect.

Our growth projections are based on an assumption that we will be able to successfully launch our product and that it will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If our new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including handyman services, accounting, legal work, public relations and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the home services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of our products and services at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 15, 2021.

HireJoe, Inc.

By /s/ _JR_

      Name: JR

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

HireJoe Inc
Balance Sheet Statement
As at December 2019 & 2020

	Dec-19	Dec-20
Current Assets		
Chase Checking	$4,684	$10,372
Receivables	-	$33,760
Total Current Assets	**$4,684**	**$44,132**
Fixed Assets		
Software Development	-	$5,448
Total Fixed Assets	**-**	**$5,448**
Total Assets	**$4,684**	**$49,580**
Current Liabilities		
Chase Credit Card	$9,632	$9,954
Subcontractor Advances	-	$343
Due to Owner		$6,025
Total Current Liabilities	**$9,632**	**$16,322**
Long Term Liabilities		
Notes Payable - On Deck	$3,504	-
PPP Loan	-	$23,800
Total Long Term Liabilities	**$3,504**	**$23,800**
Total Liabilities	**$13,136**	**$40,122**

HireJoe Inc
Profit & Loss Statement
For the period ended December 2019 & 2020

	Dec-19	Dec-20
Revenue	$162,580	$270,393
Cost of Goods Sold	$127,083	$184,434
Gross Profit	**$35,497**	**$85,959**
Operating Expenses	**$15,882**	**$30,530**
Other Income	-	**$2,043**
Net Profit	**$19,615**	**$57,472**

CERTIFICATION

I, JR, Principal Executive Officer of HireJoe, Inc., hereby certify that the financial statements of HireJoe, Inc. included in this Report are true and complete in all material respects.

JR

Principal Executive Officer